Clariant

82-34978

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

October 4, 2006

Media Release

Clariant International Ltd

06017623

SUPPL

Clariant to acquire Masterbatches business from Ciba Specialty Chemicals

MUTTENZ, Switzerland – October 4, 2006 – Clariant today announced the intention to acquire the Ciba Specialty Chemicals' masterbatches business for an undisclosed price in order to further strengthen its globally leading position for color and additive concentrates for plastic products. The transaction is subject to approval of the relevant authorities and is expected to be closed before the end of the year.

With production facilities in France, Saudi Arabia and Malaysia and around 300 employees Ciba Specialty Chemicals' masterbatches business generates annual sales of approximately CHF 80 million. The acquisition will help Clariant's Masterbatches division to optimize its service capabilities to the European countries and to enhance its presence in the fast growing Middle Eastern and Asia Pacific markets.

"The acquisition of Ciba's masterbatches business perfectly fits into Clariant's strategy of expanding number one market positions and driving growth in service-driven businesses. It gives us the opportunity to leverage our technological expertise and to further provide innovative solutions", said Chief Executive Officer Jan Secher.

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Calendar of Corporate Events

November 7, 2006	Nine Month 2006 Results
February 20, 2007	Full Year 2006 Results; Annual Media Conference
April 2, 2007	Annual General Meeting
May 8, 2007	First Quarter 2007 Results
August 2, 2007	First Half 2007 Results
November 7, 2007	Nine Month 2007 Results

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Rainer Weihofen	Phone	+41 61 469 67 42
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

Clariant – Exactly your chemistry.

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs around 22,500 people. Headquartered in Muttenz near Basel, Switzerland, it generated sales of around CHF 8.2 billion in 2005.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals, Life Science Chemicals and Masterbatches.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products. The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions.

www.clariant.com